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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8-66096

ANNUAL REPORTS
FORM X-17A-5
PART III ☒

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hines Private Wealth Solutions LLC**

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

APR 03 2025

☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 Texas Avenue, Suite 3300

(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debbie Prosperie	713-966-7808	debbie.prosperie@hines.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

1111 Bagby, Suite 4500	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

October 20, 2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debbie Prosperie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hines Private Wealth Solutions LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Financial Operations Principle

_____
Notary Public

DANIEL GONZALES
Notary Public, State of Texas
Comm. Expires 02-09-2029
Notary ID 132920062

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Private Wealth Solutions LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hines Private Wealth Solutions LLC (the "Company") as of December 31, 2024, and the related statements of income (loss), cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules h, j, and m (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental

schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 28, 2025

We have served as the Company's auditor since 2004.

HINES PRIVATE WEALTH SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2024

ASSETS

CASH	$ 16,285,132
DUE FROM AFFILIATES	816,594
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $896,367	6,516
PREPAID EXPENSES AND OTHER	797,214
TOTAL	$ 17,905,456

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 165,937
Accounts payable	1,331,694
Accrued expenses	7,961,265
Deferred compensation	3,312,487
Total liabilities	$ 12,771,383

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 9,783 shares	98
Additional paid-in capital	279,862,902
Accumulated deficit	(274,728,927)
Total stockholder's equity	5,134,073
TOTAL	$ 17,905,456

See notes to financial statements.

HINES PRIVATE WEALTH SOLUTIONS LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:

Sales commissions	$ 19,824,519
Dealer manager fees	1,821,041
Recoveries of organizational and offering costs	11,381,881
Other Revenue	555,770
Total revenues	33,583,211

EXPENSES:

Salaries and wages	31,618,196
General and administrative	10,137,907
Legal and other professional fees	2,966,053
Travel, meals, and entertainment	1,791,475
Marketing	3,049,294
Commissions to selling broker-dealers	16,602,073
Marketing fees to selling broker-dealers	3,405,744
Depreciation expense	6,014
Total expenses	69,576,756

NET LOSS	$ (35,993,545)

See notes to financial statements.

HINES PRIVATE WEALTH SOLUTIONS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (35,993,545)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation expense	6,014
Change in operating assets and liabilities:	
Decrease in due from affiliates	287,210
Increase in prepaid expense	(318,071)
Decrease in accounts payable	(553,453)
Decrease in accrued expenses	(673,358)
Decrease in deferred compensation	(658,931)
Increase in due to affiliates	165,937
Net cash used in operating activities	(37,738,197)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital	
contributions	37,827,000
NET INCREASE IN CASH	88,803
CASH — Beginning of year	16,196,329
CASH — End of year	$ 16,285,132

See notes to financial statements.

HINES PRIVATE WEALTH SOLUTIONS LLC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – January 1, 2024	9,783	$ 98	$ 242,035,902	$(238,735,382)	$ 3,300,618
Capital contributions	—	—	37,827,000	—	37,827,000
Net loss	—	—	—	(35,993,545)	(35,993,545)
BALANCE - December 31, 2024	9,783	$ 98	$ 279,862,902	$(274,728,927)	$ 5,134,073

See notes to financial statements.

HINES PRIVATE WEALTH SOLUTIONS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

1. NATURE OF OPERATIONS

Hines Securities, Inc., was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. Hines Securities, Inc. became Hines Private Wealth Solutions LLC (the "Company") on April 1, 2024. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Global Income Trust, Inc. ("HGIT"), Hines Real Estate Exchange LLC ("HREX"), Hines U.S. Direct Investments ("HUSDI"), and Hines U.S. Real Estate Partners ("HUSREP"), . In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best-efforts basis for business development companies sponsored by Hines.

On August 20, 2014, HGIT commenced its initial public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The initial HGIT offering suspended the sale of shares on September 30, 2017, but continued to allow shareholders to reinvest dividends through the dividend reinvestment plan. On January 5, 2018, HGIT commenced its follow-on offering, pursuant to which it offered a maximum of $2 billion in common shares. The follow-on changed the product from a finite-life REIT to a non-exchange traded. REIT with no targeted liquidity window. On June 2, 2021, HGIT commenced its third offering, pursuant to which it offered a maximum of $2.5 billion in common shares.

On September 1, 2023, HREX commenced an offering in HREX Multifamily I, DST to which it offered a maximum of $80 million in beneficial interests to accredited investors. The offering closed on February 8, 2024. .

On November 1, 2023, HREX commenced an offering in HREX Multifamily II, DST to which it offered a maximum of $139 million in beneficial interests to accredited investors. The offering closed on August 24, 2024.

On February 1, 2024, HREX commenced an offering in HREX Multifamily III, DST to which it offered a maximum of $129 million in beneficial interests to accredited investors. The offering closed on December 5, 2024.

On June 1, 2024, HREX commenced an offering in HREX 5, DST to which it offered a maximum of $201 million in beneficial interests to accredited investors. The offering remained open at December 31, 2024.

In May of 2024, HUSDI commenced it's private placement offering for Hines Ann Arbor Multifamily LLC to which it offered limited liability company units totaling $32 million to accredited investors. The offering closed on August 22, 2024.

In November of 2021, HUSREP commenced its private placement offering pursuant to which it offered a maximum of $1 billion of limited partner interests to accredited investors. The offering remained open at 12/31/2024.

On May 22, 2024, the Company entered into a Partnership with Rialto Partners to form Hines Rialto Credit Partners, LP. ("HRCP") for the purpose of investing in high yield real estate credit investments across the real estate debt market. HRCP's target raise is $2.5 billion in commitments. The offering remained open at 12/31/2024.

Going Concern — The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has experienced operating losses and negative cash flows over the past several years and expects such losses and negative cash flows to continue in 2025 and future years. As a result, the Company does not have sufficient cash on hand or available liquidity to meet its obligations as they become due. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, the Company has a commitment from HILP to provide the Company with the necessary funding through its affiliates, Hines Retail Securities LLC., to enable the Company to meet its obligations as they become due and to continue as a going concern for at least one year following the date the financial statements are issued. As a result, the Company has concluded that management's plans are probable to be achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Due From Affiliates — Due from affiliates includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from HGIT, and HREX on December 31, 2024; of $652,892; and $163,702, respectively.

Furniture and Equipment — Furniture and equipment comprise communications and technical equipment, furniture, and fixtures and are carried at cost, less accumulated depreciation, and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years.

Revenue Recognition — The Company has a single performance obligation to market and sell shares or units offered by the entity for which an agreement exists. Consequently, sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). For HGIT trail commissions, the Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying shares or units, among other factors. Therefore, the trail fee commissions revenue is recorded when the account values become fixed and determinable. A portion of trail fee commissions are recognized monthly with the remaining revenue recognized as the fees are earned for a period up to five years on T Shares, and up to 35 years on D Shares. Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized once the offering closes (see Note 3).

Segment Reporting — The Company operates as an introducing broker-dealer, which is its primary business activity. As such, the Company has only one reportable segment. The introduction of customers to executing broker dealers and the facilitation of securities transactions for such customers is the sole business function of the Company.

In accordance with ASC 280, "Segment Reporting," the Company has determined that it qualifies for the "single segment" exception. Therefore, the financial statements reflect consolidated results for this single reportable segment, and no further segment information is provided.

The Company's chief operating decision maker (CODM) regularly evaluates the performance and makes decisions based on the total revenue and operating loss derived from the introducing broker-dealer activities. The CODM does not separately allocate resources or assess performance on a divisional or business unit basis within the Company. As a result, the financial information provided in these consolidated financial statements is reflective of the entire Company's activities under its sole operating segment.

Recoveries of Organizational and Offering Costs — During 2024, the Company incurred and paid for certain organizational and offering costs on behalf of HGIT, HUSDI and HREX ("the Funds").

The Company is reimbursed for these expenses monthly by the Funds. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses and are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statement of income (loss).

Income Taxes — The Company has elected to be treated as a Limited Liability Corporation for federal income tax purposes under which its taxable income or loss is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in the statement of income (loss). State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of income (loss).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses — Prepaid expenses consist primarily of consulting fees, external commissions, software licenses, conferences, and membership fees, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of bonuses, vacation, internal commissions, and external sales commissions (see Note 4).

Deferred Compensation — Deferred compensation primarily consists of employee long term incentive programs (see Note 4).

Subsequent Events — The Company has evaluated subsequent events through March 28, 2025, the date the financial statements were issued.

3. **RELATED-PARTY TRANSACTIONS**

Dealer-Manager Agreement — HGIT — On December 6, 2017, the Company entered into a dealer-manager agreement ("DMA") with HGIT. The HGIT DMA provides for payment to the Company of selling commissions in the amount of up to 3.0% of the gross offering proceeds of the Class T Shares sold in the primary offering, all, or a portion of which may be reallowed to Dealers. The HGIT DMA further provides for payments to the

Company of selling commissions in the amount of up to 3.5% of the gross offering proceeds of the Class S Shares sold in the primary offering, all, or a portion of which may be reallowed to selling broker dealers ("Dealers"). In addition, the Company shall be paid a dealer manager fee in the amount of up to 0.50% of the gross offering proceeds of the Class T Shares sold in the primary offering. All or a portion of the dealer manager fee may be paid by the Company to Dealers. No selling commissions or dealer manager fees shall be paid to the Company with respect to the sale of Class D Shares and Class I Shares or with respect to Class T Shares, Class S Shares, Class D Shares and Class I Shares sold pursuant to the HGIT distribution reinvestment plan.

The HGIT DMA was Amended and Restated on August 20, 2021 to provide for payment to the Company of a distribution and stockholder servicing fee in an annual amount equal to 1.0% of the aggregate NAV of the outstanding Class T Shares, .85% of the aggregate NAV of the outstanding Class S Shares and 0.25% of the aggregate NAV of the outstanding Class D Shares, which will accrue monthly and be payable monthly in arrears with a cap of up to 8.75%. No distribution and stockholder servicing fees shall be paid to the Company with respect to Class I Shares. The Company may reallow or advance the distribution and stockholder servicing fees to the Dealers who sold the Class T Shares, Class S Shares or Class D Shares giving rise to such distribution and stockholder servicing fees, respectively, to the extent the Selected Dealer Agreement with such Dealer provided for such payment. Notwithstanding the foregoing, if the Company is notified that the Dealer who sold such Class T Shares, Class S Shares or Class D Shares, respectively, is no longer the broker-dealer of record with respect to such Class T Shares, Class S Shares or Class D Shares, then such Dealer's entitlement to the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares shall cease, and such Dealer shall not receive the distribution and stockholder servicing fees for any portion of the month in which such Dealer is not the broker-dealer of record on the last day of the month. Thereafter, such distribution and stockholder servicing fees may be paid by the Company to the then current broker-dealer of record with respect to the Class T Shares, Class S Shares or Class D Shares, if any, if such broker-dealer of record has entered into a Selected Dealer Agreement with the Company that provides for such payment. In this regard, all determinations will be made by the Company in good faith in its sole discretion.

The Company recorded dealer manager fees from HGIT in the statement of income (loss) for the year ended December 31, 2024, in the amount of $106,658.

Dealer Manager Agreement – HREX - The Company entered into a Dealer Manager agreement with HREX on September 1, 2023, for the purpose of selling beneficial interests in Delaware statutory trusts. The Dealer Management Agreement provides that HREX will pay the Company up to 6% of the investor's subscription amount to cover selling commissions. The Company also receives 1.25% of gross proceeds from HREX as

reimbursement to the Company for costs and expenses related to the offering. In addition, prior to exercise of a Fair Market Value Option, the Company will be paid an Investor Servicing Fee for Type S1 Interests up to .25% per annum monthly in arrears, all or a portion of which may be reallowed. The Company will receive up to 1% of investment amounts as a dealer manager fee. The Company recorded dealer manager fees from HREX in the statement of income (loss) for the year ended December 31, 2024, in the amount of $1,515,153.

Dealer Manager Agreement – HUSDI – The Company entered into a Dealer Manager agreement with HUSDI on May 17, 2024, for the purpose of offering Hines Ann Arbor Multifamily LLC units to accredited investors. The Pricing Supplement allows for the payment of up to 4% for selling commissions and up to 1% for marketing support fees which are reallowed to participating broker-dealers. The Company did not receive compensation for the offer and sale of LLC Interests.

Placement Agent Agreements — On October 16, 2020, the Company entered into a Placement Agent Agreement with HUSP. Pursuant to this agreement, the Company acted as a placement agent in connection with the offering and sale of limited party interests in HUSP.

Intercompany Services Agreement — On January 1, 2019, the Company entered into an intercompany services agreement with HILP related to certain services that HILP and its affiliates have agreed to perform for the Company. The agreement automatically renews for successive one-year periods on January 1 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, office space, and other corporate services. The fees for these services are agreed upon prior to the service being completed, are billed, and paid no less than quarterly. For the year ended December 31, 2024, $1,645,648 was included in general and administrative expenses, and approximately $352,080 was included in salaries and wages in the accompanying statement of income (loss) related to these services.

General Services Agreement — On May 1, 2021, HSI entered into a General Services Agreement with MSC Advisor I LLC. The agreement may be terminated with 60 days' prior written notice from either party to the other.

These services include, but are not limited to, call center support, tax reporting, communications to advisors and investors, dividend support and oversight of annual reporting. For the year ended December 31, 2024, the Company earned $150,000 under this

agreement, which was included in Other Revenue in the accompanying statement of income (loss).

Capital Contributions — During the year ended December 31, 2024, the Company received capital contributions of $37.8 million from Hines Retail Securities LLC to assist with funding its operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares, interests or units being offered pursuant to the HGIT, HREX, and HUSP offerings. The selected dealer agreements expire on the date that the respective offerings are terminated. The offer and sale of shares, interests or units under the selected dealer agreements can be suspended or terminated at any time at the request of the Company. The selected dealer agreements may be terminated by either party after they have been given written notice. (see Note 3)

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. Effective January 1, 2020, eligible employees of the Plan were transferred to the Hines Investment Management Employee Cash Long-Term Incentive Program. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted on March 15th of the year following the year of service to which they relate and vest over a three-year period. The participant must be an active employee on the date of payment to receive payment. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

The Company will grant LTI Awards on March 15, 2025. Compensation expense of $1,192,456 was recorded in 2024. The related payable of $1,618,690 as of December 31, 2024, is included as deferred compensation in the accompanying statement of financial condition.

Employee Deferred Compensation — The Company offers a deferred compensation plan to certain employees, where a portion of their earnings is deferred to future periods. The deferred amounts are not paid out until the employees meet specific conditions outlined in the plan. As of December 31, 2024, the total deferred compensation liability is $1,693,805

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2024, the Company had net capital, as defined, of $4,062,813; which was $3,211,387 in excess of its required net capital of $851,426, and its ratio of aggregate indebtedness to net capital was 3.14 to1.

SUPPLEMENTAL SCHEDULES

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 17CFR 240.15c3-1
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL:

Total stockholder's equity	$ 5,134,073
Deductions:	
Nonallowable assets:	
Due from affiliates	267,530
Prepaid expenses	797,214
Furniture, equipment, and leasehold improvements — net	6,516
NET CAPITAL	$ 4,062,813
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 12,771,383
TOTAL AGGREGATE INDEBTEDNESS	$ 12,771,383
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.14 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 851,426
Excess net capital	$ 3,211,387

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2024.

HINES PRIVATE WEALTH SOLUTIONS LLC
COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE
REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15c3-3
PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF
1934
AS OF DECEMBER 31, 2024

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

    A. Real estate syndication
    B. Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
    C. Placing private securities
    D. Wholesaling non-traded REITs
    E. Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
    F. Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
    G. Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds